Exhibit 99.1

Ctrip Reports Unaudited Third Quarter of 2015 Financial Results

Shanghai, China, November 18, 2015 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2015.

Highlights for the Third Quarter of 2015

•                      Net revenues were RMB3.2 billion (US$501 million) for the third quarter of 2015, up 49% year-on-year.

•                      Net commission earned (non-GAAP) was RMB3.1 billion for the third quarter, up 47% year-on-year. Net commission earned (non-GAAP) is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks, including the inventory risks*. The Company accounts for discounts offered to customers as reduction to its revenues, and certain significant discounts may result in selling prices lower than their corresponding costs.

•                      Accommodation reservation volume increased 50% year-on-year, and accommodation reservation revenues increased 45% year-on-year, reaching RMB1.4 billion (US$216 million) for the third quarter of 2015.

•                      Transportation ticketing volume increased 150% year-on-year, and transportation ticketing revenues increased 51% year-on-year, reaching RMB1.2 billion (US$190 million) for the third quarter of 2015.

•                      Gross margin was 73% for the third quarter of 2015, compared to 72% in the same period in 2014, and 71% in the previous quarter.

•                      Net income attributable to Ctrip’s shareholders was RMB2.4 billion (US$380 million) for the third quarter of 2015, compared to RMB217 million (US$35 million) in the same period in 2014. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB2.5 billion (US$401 million), compared to RMB354 million (US$58 million) in the same period in 2014.

•                      Diluted earnings per ADS were RMB13.26 (US$2.09) for the third quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB13.97 (US$2.20) for the third quarter of 2015.

•                      Share-based compensation charges were RMB134 million (US$21 million), accounting for 4% of the net revenues, or RMB0.71 (US$0.11) per ADS for the third quarter of 2015.

“Ctrip maintained strong momentum and delivered great results in the third quarter of 2015,” said James Liang, Chairman of the Board and Chief Executive Officer of Ctrip. “Both hotel and air ticketing businesses reached 50% year-over-year growth in volume. Outbound travel continued to grow at triple digit in the core business segments due to the booming demand this quarter. Meanwhile, the Ctrip team has demonstrated its strong execution through significant improvement in operational efficiency.”

“We are also very excited about the transaction between Baidu and Ctrip announced on October 26th. Ctrip and Qunar are committed to building a healthier ecosystem in China’s travel industry together. We are confident that both teams will further strengthen their fundamental capabilities and create better value for travelers, suppliers and shareholders.” James added.

* The Company presents the revenue on a net basis. Revenues are recognized at gross basis when the Company undertakes the majority of the business risks and acts as principal. In the third quarter of 2015, the Company recognized the revenue on gross basis of RMB 0.07 billion and associated cost of RMB0.07 billion. Should all of these transactions be presented on net basis, the net commission earned was RMB3.1 billion.

Third Quarter of 2015 Financial Results and Business Updates

For the third quarter of 2015, Ctrip reported total revenues of RMB3.4 billion (US$528 million), representing a 49% increase from the same period in 2014. Total revenues for the third quarter of 2015 increased by 26% from the previous quarter.

Accommodation reservation revenues amounted to RMB1.4 billion (US$216 million) for the third quarter of 2015, representing a 45% increase year-on-year, primarily driven by an increase of 50% in accommodation reservation volume. Accommodation reservation revenues increased by 24% quarter-on-quarter.

Transportation ticketing revenues for the third quarter of 2015 were RMB1.2 billion (US$190 million), representing a 51% increase year-on-year, primarily driven by an increase of 150% in ticketing volume. Transportation ticketing revenues increased by 15% quarter-on-quarter.

Packaged-tour revenues for the third quarter of 2015 were RMB593 million (US$93 million), representing a 66% increase year-on-year, primarily driven by an increase in volume growth of organized tours and self-guided tours. Packaged-tour revenues increased by 80% quarter-on-quarter, primarily due to seasonality.

Corporate travel revenues for the third quarter of 2015 were RMB124 million (US$20 million), representing a 19% increase year-on-year, primarily driven by the increased corporate travel demand from business activities. Corporate travel revenues increased by 3% quarter-on-quarter.

For the third quarter of 2015, net revenues were RMB3.2 billion (US$501 million), representing a 49% increase from the same period in 2014. Net revenues for the third quarter of 2015 increased by 26% from the previous quarter.

Gross margin was 73% for the third quarter of 2015, compared to 72% in the same period in 2014 and 71% in the previous quarter.

Product development expenses for the third quarter of 2015 increased by 36% to RMB831 million (US$131 million) from the same period in 2014, primarily due to an increase in product development personnel related expenses. Product development expenses for the third quarter of 2015 increased by  4% from the previous quarter. Excluding share-based compensation charges (non-GAAP), product development expenses accounted for 24% of the net revenues, decreasing from 26% in the same period in 2014 and 29% in the previous quarter.

Sales and marketing expenses for the third quarter of 2015 increased by 40% to RMB838 million (US$132 million) from the same period in 2014 and increased by 23% from the previous quarter, primarily due to an increase in sales and marketing related activities. Excluding share-based compensation charges (non-GAAP), sales and marketing expenses accounted for 26% of the net revenues, decreasing from 27% in the same period in 2014 and remained consistent with the previous quarter.

General and administrative expenses for the third quarter of 2015 increased by 8% to RMB261 million (US$41 million) from the same period in 2014 primarily due to an increase in amortization expenses for intangible assets of newly acquired entities. General and administrative expenses for the third quarter of 2015 remained consistent with the previous quarter. Excluding share-based compensation charges (non-GAAP), general and administrative expenses accounted for 6% of the net revenues, decreasing from 8% in the same period in 2014 and the previous quarter.

Income from operations for the third quarter of 2015 was RMB405 million (US$64 million), compared to RMB88 million (US$14 million) in the same period in 2014 and RMB61 million (US$10 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), income from operations was RMB539 million (US$85 million), compared to RMB225 million (US$37 million) in the same period in 2014 and RMB214 million (US$35 million) in the previous quarter.

Operating margin was 13% for the third quarter of 2015, compared to 4% in the same period in 2014, and 2% in the previous quarter. Excluding share-based compensation charges (non-GAAP), operating margin was 17%, compared to 11% in the same period in 2014 and 8% in the previous quarter.

Other income for the third quarter of 2015 was RMB2.4 billion (US$377 million), compared to RMB108 million (US$18 million) in the same period in 2014 and RMB12 million (US$2 million) in the previous quarter, primarily due to the gain recognized from the deconsolidation of Tujia.com International Co., Ltd. (“Tujia”) as a result of the loss of control of Tujia after its recent financing in this quarter. The gain is primarily recognized for the difference between the fair value and carrying value of the investment in Tujia as of the deconsolidation date.

Income tax expense for the third quarter of 2015 was RMB361 million (US$57 million), compared to income tax expense of RMB50 million (US$8 million) in the same period of 2014 and RMB31 million (US$5 million) in the previous quarter.

Net income attributable to Ctrip’s shareholders for the third quarter of 2015 was RMB2.4 billion (US$380 million), compared to RMB217 million (US$35 million) in the same period in 2014 and RMB143 million (US$23 million) in the previous quarter. Excluding share-based compensation charges (non-GAAP), net income attributable to Ctrip’s shareholders was RMB2.5 billion (US$401 million), compared to RMB354 million (US$58 million) in the same period in 2014 and RMB296 million (US$48 million) in the previous quarter.

Diluted earnings per ADS were RMB13.26 (US$2.09) for the third quarter of 2015. Excluding share-based compensation charges (non-GAAP), diluted earnings per ADS were RMB13.97 (US$2.20) for the third quarter of 2015.

As of September 30, 2015, the balance of cash and cash equivalents, restricted cash and short-term investment was RMB17.3 billion (US$2.7billion).

Recent Development

Share exchange transaction with Baidu

In October 2015, Ctrip completed a share exchange transaction with Baidu, Inc. (“Baidu”), pursuant to which Baidu exchanged 178,702,519 Class A ordinary shares and 11,450,000 Class B ordinary shares of Qunar Cayman Islands Limited (“Qunar”) beneficially owned by Baidu prior to the consummation of the transaction for 11,488,381 newly-issued ordinary shares of Ctrip. As a result of the transaction, Baidu owns ordinary shares of Ctrip representing approximately 25% of Ctrip’s aggregate voting interest, and Ctrip will own ordinary shares of Qunar representing approximately 45% of Qunar’s aggregate voting interest.

Share issuance for the benefit of Qunar employees

In connection with the recent transaction with Baidu, Ctrip has become a significant shareholder of Qunar Cayman Islands Limited (“Qunar”). Ctrip believes that it would be in the interest of the Company and its shareholders to provide equity incentives to Qunar employees to align their interests with those of Qunar and its shareholders, including Ctrip. To this end, Ctrip has agreed to issue a total of approximately 5 million ordinary shares to certain special purpose vehicles holding these shares solely for the benefit of Qunar employees.  Future receipt by Qunar employees of Ctrip shares will be upon satisfaction of legal and contractual conditions, including the condition that any Qunar securities held by or granted to any Qunar employee must have been surrendered or forfeited before the employee receives Ctrip shares.

Ctrip and Qunar are currently exploring ways through which they can effectively cooperate to enhance their respective products and services and better serve the market.

Share repurchase program

As of November 18, 2015, Ctrip had purchased approximately 21 million ADSs in aggregate with a total consideration of US$510 million.

ADS ratio change

Ctrip announced today that it will change the ratio of its American depositary shares (“ADSs”) to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share, effective December 1, 2015. Ctrip ADS holders of record as of the close of business on November 30, 2015 will receive one (1) additional ADS for every one ADS held on that date. For Ctrip’s ADS holders, this ratio change will have the same effect as a two-for-one ADS split. The effect on the ADS price will take place on December 2, 2015. No action by ADS holders is required to effect the ratio change.

Business Outlook

For the fourth quarter of 2015, the Company expects to continue the net revenue growth year-on-year at a rate of approximately 45-50%. This forecast reflects Ctrip’s current and preliminary view, which is subject to change.

Conference Call

Ctrip’s management team will host a conference call at 7:00PM U.S. Eastern Time on November 18, 2015 (or 8:00AM on November 19, 2015 in the Shanghai/Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://ir.ctrip.com. The call will be archived for one month at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1.877.299.4502, International dial-in number +1.617.597.5442, Passcode 44595688#. For pre-registration, please click

https://www.theconferencingservice.com/prereg/key.process?key=PMLEVFT7B

A telephone replay of the call will be available after the conclusion of the conference call until November 26, 2015.  The dial-in details for the replay: U.S. Toll Free Number +1.888.286.8010, International dial-in number +1.617.801.6888, Passcode 78649204.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip’s infrastructure and technology, loss of services of Ctrip’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP financial information related to product development expenses, sales and marketing expenses, general and administrative expenses, income from operations, operating margin, net income, and diluted earnings per ordinary share and per ADS, each of which (except for net commission earned) is adjusted from the most comparable GAAP result to exclude the share-based compensation charges recorded under ASC 718, “Compensation-Stock Compensation” for 2015 and 2014. Net commission earned is calculated by deducting from the revenues the cost of transactions in which the Company undertakes majority of the business risks. Ctrip’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ctrip’s business for the foreseeable future.

Reconciliations of Ctrip’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travelers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928
Email: iremail@ctrip.com

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	5,300,887,799	8,946,005,987	1,407,578,511
Restricted cash	836,394,951	1,076,345,583	169,353,890
Short-term investment	6,438,854,587	7,231,623,333	1,137,834,875
Accounts receivable, net	1,826,765,949	3,179,848,066	500,322,246
Prepayments and other current assets	2,480,276,272	5,020,969,006	790,007,081
Deferred tax assets, current	193,503,366	295,665,926	46,520,537

Total current assets	17,076,682,924	25,750,457,901	4,051,617,140

Long-term deposits and prepayments	306,661,011	1,425,558,924	224,299,661
Land use rights	104,568,868	103,024,034	16,209,962
Property, equipment and software	5,220,626,461	5,314,659,388	836,216,783
Investment	5,318,756,447	11,855,647,100	1,865,385,975
Goodwill	1,892,507,708	2,719,036,781	427,817,481
Intangible assets	668,202,371	1,042,417,811	164,015,641
Other long-term receviables	702,911,223	1,040,172,587	163,662,374

Total assets	31,290,917,013	49,250,974,526	7,749,225,017

LIABILITIES
Current liabilities:
Short-term Debt *	3,560,488,641	5,819,378,028	915,630,000
Accounts payable	2,304,111,525	4,143,374,543	651,925,002
Salary and welfare payable	525,157,105	769,616,802	121,092,706
Taxes payable	339,452,319	549,258,055	86,421,118
Advances from customers	3,937,477,522	5,360,571,301	843,440,635
Accrued liability for customer reward program	430,852,908	575,420,307	90,537,527
Other payables and accruals	1,617,162,761	1,656,159,704	260,582,746

Total current liabilities	12,714,702,781	18,873,778,740	2,969,629,734

Deferred tax liabilities, non-current	132,506,644	649,661,616	102,218,770
Long-term Debt	8,065,980,000	16,842,340,000	2,650,000,000

Total liabilities	20,913,189,425	36,365,780,356	5,721,848,504

SHAREHOLDERS’ EQUITY
Share capital	3,085,272	3,125,951	491,842
Additional paid-in capital	4,828,021,816	5,161,312,298	812,088,913
Statutory reserves	134,098,747	134,098,747	21,099,306
Accumulated other comprehensive income	443,579,376	781,671,731	122,989,447
Retained Earnings	5,726,024,997	8,157,953,019	1,283,585,030
Treasury stock	(1,605,630,913)	(2,416,273,887)	(380,180,296)

Total Ctrip’s shareholders’ equity	9,529,179,295	11,821,887,859	1,860,074,242

Noncontrolling interests	848,548,293	1,063,306,311	167,302,271

Total shareholders’ equity	10,377,727,588	12,885,194,170	2,027,376,513

Total liabilities and shareholders’ equity	31,290,917,013	49,250,974,526	7,749,225,017

* Short-term Debt represents short-term borrowings from commercial banks and Convertible Senior Notes which may be redemeed within one year

Ctrip.com International, Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Accommodation reservation	950,299,334	1,104,440,783	1,373,210,943	216,063,148
Transportation ticketing	799,796,927	1,052,550,664	1,208,988,575	190,224,145
Packaged tour	357,643,161	329,373,989	593,104,352	93,319,962
Corporate travel	103,858,502	120,746,346	124,012,662	19,512,345
Others	47,873,735	58,377,132	56,452,092	8,882,260

Total revenues	2,259,471,659	2,665,488,914	3,355,768,624	528,001,860

Less: business tax and related surcharges	(129,901,116)	(138,352,668)	(174,168,169)	(27,403,891)

Net revenues	2,129,570,543	2,527,136,246	3,181,600,455	500,597,969

Cost of revenues	(588,980,230)	(730,019,031)	(845,578,129)	(133,044,579)

Gross profit	1,540,590,313	1,797,117,215	2,336,022,326	367,553,390

Operating expenses:
Product development *	(612,245,503)	(796,503,880)	(831,300,768)	(130,798,157)
Sales and marketing *	(598,185,788)	(678,719,875)	(838,091,452)	(131,866,614)
General and administrative *	(241,916,476)	(261,010,168)	(261,395,780)	(41,128,419)

Total operating expenses	(1,452,347,767)	(1,736,233,923)	(1,930,788,000)	(303,793,190)

Income from operations	88,242,546	60,883,292	405,234,326	63,760,200

Interest income	71,980,305	136,364,251	121,846,900	19,171,581
Interest expense	(45,175,681)	(58,841,079)	(95,338,026)	(15,000,633)
Other income	107,538,979	11,924,843	2,393,697,312	376,628,062

Income before income tax expense and equity in income	222,586,149	150,331,307	2,825,440,512	444,559,210

Income tax expense	(50,423,327)	(31,322,795)	(361,093,550)	(56,815,021)
Equity in income/(loss) of affiliates	16,323,840	(20,479,317)	(30,123,031)	(4,739,605)

Net income	188,486,662	98,529,195	2,434,223,931	383,004,584

Less: Net loss/(income) attributable to noncontrolling interests	28,437,892	44,249,227	(19,087,650)	(3,003,281)

Net income attributable to Ctrip’s shareholders	216,924,554	142,778,422	2,415,136,281	380,001,303

Comprehensive income attributable to Ctrip’s shareholders	555,939,645	708,839,025	2,306,848,135	362,963,077

Earnings per ordinary share
- Basic	6.35	4.01	68.17	10.73
- Diluted	5.51	3.61	53.04	8.35

Earnings per ADS
- Basic	1.59	1.00	17.04	2.68
- Diluted	1.38	0.90	13.26	2.09

Weighted average ordinary shares outstanding
- Basic	34,166,995	35,646,304	35,430,302	35,430,302
- Diluted	39,905,707	39,940,625	46,879,374	46,879,374

* Share-based compensation charges included are as follows:
Product development	48,049,514	71,542,652	63,703,926	10,023,275
Sales and marketing	14,630,609	16,189,635	13,900,587	2,187,140
General and administrative	74,373,595	65,361,658	56,501,095	8,889,970

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(In RMB, except % and per share information)

	Quarter Ended September 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(831,300,768)	26%	63,703,926	2%	(767,596,842)	24%
Sales and marketing	(838,091,452)	26%	13,900,587	0%	(824,190,865)	26%
General and administrative	(261,395,780)	8%	56,501,095	1%	(204,894,685)	6%
Total operating expenses	(1,930,788,000)	61%	134,105,608	4%	(1,796,682,392)	56%

Income from operations	405,234,326	13%	134,105,608	4%	539,339,934	17%

Net income attributable to Ctrip’s shareholders	2,415,136,281	76%	134,105,608	4%	2,549,241,889	80%

Diluted earnings per ordinary share (RMB)	53.04		1.34		54.38

Diluted earnings per ADS (RMB)	13.26		0.71		13.97

Diluted earnings per ADS (USD)	2.09		0.11		2.20

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(796,503,880)	32%	71,542,652	3%	(724,961,228)	29%
Sales and marketing	(678,719,875)	27%	16,189,635	1%	(662,530,240)	26%
General and administrative	(261,010,168)	10%	65,361,658	3%	(195,648,510)	8%
Total operating expenses	(1,736,233,923)	69%	153,093,945	6%	(1,583,139,978)	63%

Income from operations	60,883,292	2%	153,093,945	6%	213,977,237	8%

Net income attributable to Ctrip’s shareholders	142,778,422	6%	153,093,945	6%	295,872,367	12%

Diluted earnings per ordinary share (RMB)	3.61		3.80		7.41

Diluted earnings per ADS (RMB)	0.90		0.96		1.86

Diluted earnings per ADS (USD)	0.15		0.15		0.30

	Quarter Ended September 30, 2014
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues

Product development	(612,245,503)	29%	48,049,514	2%	(564,195,989)	26%
Sales and marketing	(598,185,788)	28%	14,630,609	1%	(583,555,179)	27%
General and administrative	(241,916,476)	11%	74,373,595	3%	(167,542,881)	8%
Total operating expenses	(1,452,347,767)	68%	137,053,718	6%	(1,315,294,049)	62%

Income from operations	88,242,546	4%	137,053,718	6%	225,296,264	11%

Net income attributable to Ctrip’s shareholders	216,924,554	10%	137,053,718	6%	353,978,272	17%

Diluted earnings per ordinary share (RMB)	5.51		3.43		8.94

Diluted earnings per ADS (RMB)	1.38		0.86		2.24

Diluted earnings per ADS (USD)	0.22		0.14		0.36

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB6.3556 on September 30, 2015 published by the Federal Reserve Board.